Filed Pursuant to Rule 424(b)(3)
File Nos. 333-215074 and 811-23221

FS CREDIT INCOME FUND

Supplement dated February 15, 2024

to

Prospectus dated February 28, 2023

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Income Fund (the “Fund”), dated February 28, 2023 (as may be supplemented and amended, the “Prospectus”). Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Types of Investments and Related Risks” beginning on page 39 of the Prospectus before you decide to invest in the Fund’s Shares.

Effective March 1, 2024, the contingent deferred sales charge (“CDSC”) on Class U-2 Shares will decrease from 1.50% to 1.00%, and the period during which the CDSC may be assessed will change from 12 to 18 months after purchase. Accordingly, effective March 1, 2024, all references to a CDSC of 1.50% for Class U-2 Shares in the Prospectus are replaced with references to 1.00%, and all references to the period during which the CDSC may be assessed are replaced with references to the 18-month anniversary of purchase. The 1.00% CDSC and 18-month CDSC period will apply to all purchases of Class U-2 Shares made on or after March 1, 2024.

Additionally, this supplement revises the section of the Prospectus entitled “PLAN OF DISTRIBUTION – Class U-2 Shares” beginning on page 124 of the Prospectus by replacing the section in its entirety with the following, effective March 1, 2024:

Class U-2 Shares

Investors purchasing Class U-2 Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 2.50%, as set forth in the table below. In addition, the Distributor will pay to certain selling agents a dealer concession based on the amount invested with respect to investors, as set forth in the table below. The following Sales Loads apply to your purchases of Class U-2 Shares of the Fund:

Amount Purchased	Sales Load as % of Offering Price*	Sales Load as % of Amount Invested	Dealer’s concession as a % of offering price
Under $100,000	2.50%	2.56%	2.50%

$100,000 – $249,999	2.00%	2.04%	2.00%
$250,000 and Above	None	None	1.00%

Class U-2 Shares may also be subject to a CDSC. If any Class U-2 Shares for which you did not pay a sales charge are repurchased before the first day of the month in which the 18-month anniversary of your initial purchase falls, a CDSC of 1.00% normally will be collected.

The CDSC is not charged on Class U-2 Shares acquired through reinvestment of dividends or capital gain distributions and is charged on the original purchase cost or the current market value of the Class U-2 Shares at the time they are repurchased, whichever is lower. In addition, repayment of loans under certain retirement and benefit plans will constitute new sales for purposes of assessing the CDSC. To minimize the amount of any CDSC, the Fund repurchases Shares in the following order:

1.	Class U-2 Shares acquired by reinvestment of dividends and capital gain distributions (always free of a CDSC);

2.	Class U-2 Shares held for 18 months or more; and

3.	Class U-2 Shares held before the 18-month anniversary of their purchase.

For purchases of Class U-2 Shares without a front-end Sales Load, the Distributor may pay dealers distribution-related compensation (i.e. concessions) according to the schedule set forth below (which may be subject to a CDSC).

For such Class U-2 Share purchases, the dealer concession received is based on the amount of the Class U-2 Shares investment as follows:

Class U-2 Investments	Front-End Sales Charge*	Dealer’s Concession**
Over $250,000	None	1.00%

*	Class U-2 Shares purchased without a front-end sales charge will be subject to a 1.00% CDSC if they are redeemed before the first day of the month in which the 18-month anniversary of the purchase falls.

** For purchases of Class U-2 Shares without a front-end sales charge and for which the Distributor pays a dealer concession, the shareholder servicing fee and Distribution Fee to dealers shall commence 13 months after purchase. For applicable Class U-2 Share purchases prior to March 1, 2024, a different dealer concession may have been paid.

The following are additional features that should be taken into account when purchasing Class U-2 Shares:

•	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class U-2 Shares; and

•	a monthly Distribution Fee, which accrues at an annual rate equal to 0.50% of the average daily net assets of the Fund attributable to Class U-2 Shares.

Please retain this supplement with your Prospectus for future reference.